Organigram Unveils Bold New Brand Identity Reflecting Market Leadership Position in Canada and Growing International Presence

TORONTO, Ontario - March 26, 2025 – Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), (the “Company” or “Organigram”), a leading licensed producer of cannabis, is proud to announce its official rebrand to Organigram Global Inc. (“Organigram Global”), a move that demonstrates the Company’s evolution from an East Coast medical cannabis company into a burgeoning global cannabis leader.
Having achieved the number one position in market share in Canada1 and established a growing international footprint, Organigram Global is now focused on accelerating its global expansion and strengthening its presence in key international markets. With strategic international investments and expanding export partnerships, the Company is focused on bringing Canadian-grown, high-quality cannabis to the world.
“As Organigram has grown from its roots in Atlantic Canada to become a global player, our identity needed to evolve alongside our business,” said Beena Goldenberg, CEO of Organigram Global. “We’re not just a Canadian success story—we are a global cannabis innovator, exporting premium products, expanding into international markets, and shaping the future of the cannabis industry. Our new brand identity is a powerful reflection of who we are today.”
A New Look for a New Era
The evolution to Organigram Global includes a bold new logo, a refreshed visual identity, and a new website, reflecting not only the Company’s leadership position in

Canada, but its growing international presence and growth ambitions outside of Canada.
Accompanying the visual transformation is the launch of a completely redesigned corporate website. This new platform showcases Organigram Global’s strategic direction, product innovations, and global partnerships, providing an immersive look into the Company’s journey and future ambitions.
Path to Global Expansion
Organigram Global’s international expansion plans include:
•Strategic investment in German cannabis leader, Sanity Group, which places the Company in a prime position to grow alongside that market. Sanity holds roughly 7% market share, distributes to over 2,000 pharmacies, and is participating in multiple recreational pilot projects with applications pending in six German jurisdictions as well as existing stores in Switzerland.
•EU-GMP certification is expected to be completed in the upcoming months giving Organigram the ability to scale exports further, which is expected to deliver higher margins, stronger global visibility, and a growing revenue stream.
•Organigram has been actively finalizing a strategy that positions the Company to participate in the U.S. market in a more meaningful way. In the meantime, Organigram already has two investments in the U.S. creating strategic advantages that expand reach, enhance offerings, and set the Company up for future success. Open Book Extracts provides access to a leader in hemp-derived extracts and formulations and Phylos Bioscience drives innovation in cannabis technology including providing Organigram with exclusive access to proprietary genetics like THCV.
•Organigram continues to export premium indoor-grown cannabis to Australia, Germany and the United Kingdom and expects to increase shipments in the coming years.
Finally, Organigram continues to identify compelling investment opportunities for Jupiter, the strategic investment pool made possible by BAT’s follow-on investment announced in November 2023. Jupiter aims to actively identify emerging growth opportunities to further expand the Company’s international footprint.
The Future of Organigram Global
“As Organigram Global continues to expand, the new brand identity signals a commitment to international excellence, innovation, and industry leadership. The Company remains dedicated to delivering high-quality, science-backed cannabis products, leveraging its strong foundation in Canada to fuel further global expansion,” said Megan McCrae, Senior Vice President, Global Brands and Corporate Affairs. “Organigram Global is more than a new name—it’s a statement of intent,” added Megan. “We are growing. We are leading. And we are bringing the best of Canadian cannabis to the world.”
Trading on TSX/NASDAQ
As previously announced on March 24, 2025, the name change was approved by shareholders of the Company at the annual and special meeting of shareholders held on the same date. Subject to TSX approval, the Company's common shares will begin trading on the TSX and NASDAQ under the new name on or about March 31, 2025. The trading symbol will remain unchanged as “OGI”. As part of the name change, the common shares of the Company have been assigned new CUSIP 68617J100 and ISIN CA68617J1003 numbers, and the warrants of the Company have been assigned new CUSIP 68617J118 and ISIN CA68617J1185 numbers. No action is required by existing securityholders of the Company with respect to the name change.
To explore the new Organigram Global identity, visit the newly launched www.organigram.ca.

About Organigram
Organigram Global Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include Organigram Inc., a licensed cultivator of cannabis and manufacturer of cannabis-derived goods in Canada, and Motif Labs Ltd., a licensed cannabis processor.
Organigram is focused on producing high-quality cannabis for adult recreational consumers, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Tremblant Cannabis, Trailblazer, BOXHOT and DEBUNK. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company also operates two additional cannabis processing facilities in Southwestern Ontario; one in Aylmer and the other in London. The facility in Aylmer houses best-in-class CO2 and Hydrocarbon extraction capabilities, and is optimized for formulation refinement, post-processing of minor cannabinoids, and pre-roll production. The facility in London will be optimized for labelling, packaging, and national fulfillment. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information including expectations regarding EU-GMP certification and final approval from the TSX, involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis, management information circular and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.
For Media enquiries:
Megan McCrae, Senior Vice President – Global Brands and Corporate Affairs megan.mccrae@organigram.ca
For Investor Relations enquiries:
Max Schwartz, Director of Investor Relations
investors@organigram.ca
1.Source: HiFyre, February 2025